Jasper Therapeutics, Inc.
2200 Bridge Pkwy, Suite # 102

Redwood City, CA 94065

October 14, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-0406

Attention: Jimmy McNamara

Re:	Jasper Therapeutics, Inc. Registration Statement on Form S-3 Filed October 7, 2022

File No. 333-267777

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Jasper Therapeutics, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-3 (File No. 333-267777) of the Company, filed with the Securities and Exchange Commission on October 7, 2022 (the “Registration Statement”), be accelerated so that the Registration Statement shall become effective at 4:30 p.m., Eastern Time, on October 18, 2022 or as soon as possible thereafter. As of the date hereof, there is no managing or principal underwriter for any of the Company’s securities that may be offered pursuant to the Registration Statement. Future managing or principal underwriters, if any, will be identified in a prospectus supplement to the Registration Statement at the time of offering.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Jeffrey T. Hartlin of Paul Hastings LLP, by telephone at (650) 320-1804 or by email at jeffhartlin@paulhastings.com. The Company hereby authorizes Mr. Jeffrey T. Hartlin of Paul Hastings LLP to orally modify or withdraw this request for acceleration.

Sincerely,

JASPER THERAPEUTICS, INC.

By:	/s/ Ronald Martell
Ronald Martell
President and Chief Executive Officer

cc:	Jeffrey T. Hartlin, Esq. (Paul Hastings LLP)